Exhibit 7.1

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets out our ratios of earnings to fixed charges for each of the five years ended 31 December 2016, 2015, 2014, 2013 and 2012 based on information derived from our consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”).

	Year ended 31 December
	2016	2015	2014	2013	2012
Earnings:
Profit from operations before taxes and share of results of associates	4,318	12,451	13,792	18,240	10,380
Add: Fixed charges (below)	4,608	2,200	2,366	2,389	2,361
Less: Interest capitalized (below)	12	28	39	38	57

Total earnings	8,914	14,623	16,119	20,591	12,684

Fixed charges:
Interest expense and similar charges	4,080	1,805	1,969	2,005	2,008
Accretion expense	468	289	266	261	209
Interest capitalized	12	28	39	38	57
Estimated interest portion of rental expense	48	78	92	85	87

Total fixed charges	4,608	2,200	2,366	2,389	2,361

Ratio of earnings to fixed charges	1.93	6.65	6.81	8.62	5.37

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For purposes of computing this ratio, earnings consist of profit from operations before taxes and share of results of associates and joint ventures, plus fixed charges, minus interest capitalized during the period. Fixed charges consist of interest and accretion expense, interest on finance lease obligations, interest capitalized, plus one-third of rent expense on operating leases, estimated by us as representative of the interest factor attributable to such rent expense.

We did not have any preferred stock outstanding and did not pay or accrue any preferred stock dividends during the periods presented above.